# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NovaBay Pharmaceuticals, Inc, CIK 0001389545
CUSIP: 66987P409
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2000 Powell Street, Suite 1150, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001588273

## Reporting persons
- Poplar Point Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 378,297; sole dispositive power 0; shared dispositive power 378,297; aggregate amount beneficially owned 378,297 (7.7% of the class)
- Poplar Point Capital Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 378,297; sole dispositive power 0; shared dispositive power 378,297; aggregate amount beneficially owned 378,297 (7.7% of the class)
- Poplar Point Capital GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 378,297; sole dispositive power 0; shared dispositive power 378,297; aggregate amount beneficially owned 378,297 (7.7% of the class)
- Jad Fakhry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 378,297; sole dispositive power 0; shared dispositive power 378,297; aggregate amount beneficially owned 378,297 (7.7% of the class)

## Item 1. Issuer
Name of issuer: NovaBay Pharmaceuticals, Inc
Address of issuer's principal executive offices: 2000 Powell Street, Suite 1150, Emeryville, CA 94608

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Poplar Point Capital Management LLC, a Delaware limited liability company ("PPCM"), Poplar Point Capital Partners LP, a Delaware limited partnership ("PPCP"), Poplar Point Capital GP LLC, a Delaware limited liability company ("PPCGP"), and Jad Fakhry, a United States citizen (collectively with PPCM, PPCP and PPCGP, the "Reporting Persons").

PPCM is the investment manager for PPCP. PPCGP is the general partner of PPCP. Mr. Fakhry is the manager of, and owns a controlling interest in, PPCM and PPCGP.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is c/o Poplar Point Capital Management LLC, 330 Primrose Road, Suite 400, Burlingame, CA 94010.
Citizenship: PPCM, PPCP and PPCGP are all organized in the State of Delaware. Mr. Fakhry is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Each Reporting Person may be deemed to beneficially own 378,297 shares of Common Stock.

PPCP directly owns 378,297 shares of Common Stock of the Issuer (the "Shares"), and each of PPCM, PPCGP and Mr. Fakhry may be deemed to beneficially own the Shares based on the ownership and control structure set forth in Item 2. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities directly owned by such person (if any).
Percent of class: The number of shares each such Reporting Person may be deemed to beneficially own constitutes approximately 7.7% of the Common Stock outstanding, based on 4,885,693 shares of Common Stock outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 378,297
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 378,297

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Items 2 and 4 above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated this 10th day of January, 2025

POPLAR POINT CAPITAL MANAGEMENT LLC
By: /s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL PARTNERS LP
By: Poplar Point Capital GP LLC
its General Partner
By: /s/ Jad Fakhry
Jad Fakhry, Manager

POPLAR POINT CAPITAL GP LLC
By: /s/ Jad Fakhry
Jad Fakhry, Manager

/s/ Jad Fakhry
JAD FAKHRY, an individual

## Signatures
- Poplar Point Capital Management LLC: /s/ Jad Fakhry, Jad Fakhry, Manager (01/10/2025)
- Poplar Point Capital Partners LP: By: Poplar Point Capital GP LLC its General Partner, By: /s/ Jad Fakhry, Jad Fakhry, Manager (01/10/2025)
- Poplar Point Capital GP LLC: /s/ Jad Fakhry, Jad Fakhry, Manager (01/10/2025)
- Jad Fakhry: /s/ Jad Fakhry, Jad Fakhry, an individual (01/10/2025)